

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

<u>Via Secure E-mail</u>
Steven J. Newby
President and Chief Executive Officer
Summit Midstream Partners, LP
2100 McKinney Avenue, Suite 1250
Dallas, Texas 75201

> **Re: Summit Midstream Partners, LP**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 14, 2012**
> **CIK No. 0001549922**

Dear Mr. Newby:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit or file all required exhibits, such as the tax legal opinion and the amended limited partnership agreement in a timely manner so that we may have time to review them. In addition, we note from the exhibit index that you will seek confidential treatment for some of the exhibits to the registration statement. When you submit request for confidential treatment, please note that if we have comments on your request, we will issue them in a separate letter. Please further note that all comments on your request must be resolved before we will entertain a request to accelerate the effective date of your registration statement.

2. Please add to the registration statement all information that is currently omitted and that will not be subject to Rule 430A under the Securities Act of 1933, as amended, including a bona fide estimate of the range of the maximum offering price for the

shares and the maximum number of shares offered. Please note that we will need adequate time to review this information once it is provided. Please further note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Industry and Market Data, iv

4. In last sentence of the paragraph, you state that you "have not independently verified the information." Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement or otherwise revise it to eliminate any implication that you are not responsible for information that you have chosen to include in your registration statement.

Overview, page 1

5. Here and elsewhere in your prospectus you refer to your operation being located in the core producing area of "unconventional resource basins." Please revise your disclosure here to better explain why these areas are considered to be unconventional resource basins. In this regard, we note your definition of unconventional resource basins on page 109.

DFW Midstream System, page 3

6. In the second sentence of the second paragraph, please clarify what you mean when you refer to the "most prolific wells drilled to date."

Competitive Strengths, page 5

7. If you choose to highlight your strengths in the summary, please balance that disclosure with a discussion of the principal challenges or weakness and the risks and limitations facing you. In this regard, we note your cross reference to your risk factors.

8. Please revise your disclosure to clarify that there are no assurances that you will benefit from your relationships with your sponsors.

Risk Factors, page 6

9. Please expand your disclosure to provide a brief description of the most significant risks that you face, including those related to your business, investing in your units and associated tax matters.

Our Management, page 8

10. We note your statement in the second paragraph on page 8 that you sometimes refer to the personnel that conduct your business as your employees. As you do not have any employees, please refrain from doing this and revise your disclosure throughout the prospectus as necessary.

Implications of Being an Emerging Growth Company, page 9

11. Please clearly disclose your election under Section 107(b) of the JOBS Act. If you elect to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, please include a statement that the election is irrevocable.

Summary Historical Financial and Operating Data, page 14

12. Please note that financial statements and other data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. We note that the financial data presented here and in Selected Historical Financial and Operating Data on page F-83 are not presented in the same chronological order as the financial statements. Please revise as appropriate to present financial statements and other data in the same chronological order throughout the filing. Refer to ASC 205-10-S99-9.

Risk Factors, page 16

The assumptions underlying the forecast of cash available for distribution that we include in "Our Cash Distribution Policy and Restrictions on Distributions" are …….., page 17

13. We note that the amounts of estimated total cash available for distribution for the twelve months ending June 30, 2013 and total cash available for distribution for the year ended December 31, 2011 on an as adjusted historical basis differ from the amounts reported on pages 59 and 62. Please revise or advise.

Significant prolonged changes in natural gas prices could affect supply …, page 19

14. We note your reference to reports by the U.S. Energy Information Administration and by Smith Bits. Please provide us with copies of these documents, appropriately marked to highlight the sections relied upon.

Use of Proceeds, page 51

15. Please disclose the maturity date for the promissory notes. Please refer to Item 504 of Regulation S-K.

Capitalization, page 52

16. Please disclose the as adjusted number of common units, subordinated units and general partner units of Summit Midstream Partners, LP authorized, issued and outstanding.

Partnership Unaudited Historical As Adjusted Cash Available for Distribution, page 59

17. Please revise your table to include historical as adjusted cash available for distribution for the trailing 12 month period when you update your financial statements to include the interim financial statements required by Rule 3-12 of Regulation S-X.

Estimated Cash Available for Distribution, page 62

Assumptions and Considerations, page 63

18. Please revise to reference historical amounts for the past 2 years and explain or reconcile significant variances for each year as compared to the assumptions in more detail. For example, please discuss:

- the average daily throughput and average gathering fees for each of the Grant River and DFW Midstream systems;

- the volumes and pricing data for retained gas and condensate sales;

- compression costs on a dollar per Mcf basis;

- the dollar increase in general and administrative expenses related to your acquisition of the Grand River system and the reasons for the reduction in non-cash compensation expense; and

- average historical interest rates and commitment fees and the basis for the assumed average rate of interest and commitment fee.

Financing, page 67

> 19. Please disclose the terms of your amended and restated revolving credit facility and that you plan to refinance debt as it comes due and that no principal repayments are reflected as reductions in estimated cash available for distribution.

Selected Historical Financial and Operating Data, page 83

Non-GAAP Financial Measure, page 85

> 20. We note that you present Adjusted EBITDA as a non-GAAP liquidity measure and that the measure excludes charges that require, or will require, cash settlement such as transaction costs and other non-recurring expenses. Excluding charges that require, or will require, cash settlement is prohibited by paragraph (e)(1)(ii)(A) of Item 10 of Regulation S-K. Please tell us why you believe your disclosure complies with Item 10(e) of Regulation S-K or revise your disclosure accordingly.

> 21. We note that you present Adjusted EBITDA as non-GAAP performance measure and that the measure excludes items identified as unusual or non-recurring. Paragraph (e)(1)(ii)(B) of Item 10 of Regulation S-K prohibits adjustments to eliminate or smooth items identified as non-recurring or unusual when the nature of the charge or gain is reasonably likely to occur within two years or there was a similar charge or gain within the two prior years. Please disclose the expenses included in other-non-recurring expenses. Please also tell us why you believe adjustments for transaction costs and other non-recurring expenses complies with Item 10(e) of Regulation S-K or revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations page 87

Liquidity and Capital Resources, page 98

Contractual Obligations, page 102

> 22. It appears that long-term debt and interest payments do not include interest payments. Please revise or advise.

Critical Accounting Policies and Estimates, page 103

Compensatory Awards, page 104

> 23. Please discuss the significant assumptions and methodologies used to determine the fair value of your membership interests and thus the fair value of Class B units

granted during each year. In doing so, please indicate whether you obtained or conducted private company valuations. If so, please discuss whether the valuations were contemporaneous or retrospective and whether they were performed with the assistance of an unrelated third party valuation specialist. If not, please disclose this fact and discuss how you were otherwise able to determine fair value for purposes of computing non-cash compensation expense. Additionally, to the extent the estimated IPO price differs significantly from the fair value of member units used to determine the grant date fair value of Class B units, please provide narrative disclosures that describe the internal and external factors or events contributing to significant changes in the fair value of your member interests from the grant dates to the IPO date. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions.

Business, page 111

Competition, page 120

24. Please tell us what consideration you have given to naming your main competitors. Please refer to Item 101(c)(1)(x) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 145

25. We note your disclosure that your general partner will be reimbursed for all expenses incurred on your behalf. Please provide a more detailed discussion of the amounts and kinds of expenses that you expect to pay to the general partner. Please refer to Item 404 of Regulation S-K.

Agreements with Affiliates, page 146

26. Please tell us whether you plan to enter into any agreements with your general partner and its affiliates regarding the management of your business and operations (e.g., a management or omnibus agreement).

Financial Statements, page F-1

27. Please update the financial statements to include financial statements for an interim period ending within 135 days of the effective date. Please refer to Rule 3-12 of Regulation S-X.

Consolidated Balance Sheets, page F-3

28. We note your disclosure in Use of Proceeds that you will use a portion of the net proceeds from the offering to make a distribution to Summit Investments. Please tell us your consideration of providing a pro forma balance sheet reflecting the

distribution accrual, but not giving effect to the offering proceeds, alongside the historical balance sheet.

Consolidated Statements of Operations, page F-4

29. Please present pro forma per unit data for the latest year (and latest interim period) giving effect to the number of units whose proceeds would be necessary to make the distribution to Summit Investments disclosed in Use of Proceeds. Similarly, present pro forma per unit data in Summary Historical Financial and Operating Data on page 14 and Selected Historical Financial and Operating Data on page 83. Please note that distributions made to Summit Investments during the previous twelve months in excess of earnings would be deemed to be in contemplation of the offering.

Consolidated Statements of Membership Interests, page F-5

30. Please disclose the nature of the property contributed by TCEH at DFW Transaction and significant assumptions used to determine the fair value.

Notes to Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-10

Asset Retirement Obligations, page F-11

31. Please disclose the reasons why you are unable to determine the timing and cost of any future asset retirement obligations. Refer to ASC 410-20-50-2.

Revenue Recognition, page F-11

32. We note the description of minimum volume commitments on page 119 and the related risk factor on page 21. Please tell us how you account for shortfall payments that customers are entitled to use as an offset against gathering fees in subsequent periods when throughput volume exceeds the minimum commitment and the crediting mechanism that allows customers to build a bank of credits when throughput volume exceeds the minimum commitment to reduce shortfall payments owed in subsequent periods and the basis in GAAP for your accounting policies. In addition, please tell us your consideration of disclosing your accounting policies for shortfall payments and the crediting mechanism.

Note 3. Purchase of Controlling Interest in DFW Midstream, page F-13

33. Please show us how you determined the purchase price assigned to DFW Midstream.

Note 10. Membership Interest, page F-20

34. Please tell us your consideration of disclosing the information required by ASC 718-10-50-2 in regard to the Class B units of Summit Midstream and DFW Midstream, including:

- the number of units authorized for awards;

- the number and weighted-average grant-date fair value of Class B units nonvested at the beginning and end of the year and Class B units granted, vested and forfeited during the year;

- the fair value of Class B units vested during each year;

- the weighted-average grant-date fair value of Class B units granted during each year; and

- a discussion of the significant assumptions used to estimate the fair value of Class B units.

35. Please tell us your basis in GAAP for recognizing non-cash compensation expense related to Class B units awarded by Summit Midstream and DFW Midstream attributable to prior years in 2011.

Noncontrolling Interest in DFW Midstream, page F-22

36. Please show us how you calculated net income attributable to noncontrolling interest for the period from September 3, 2009 through December 31, 2009 and year ended December 31, 2010.

Note 13. Concentrations of Risk, page F-25

37. You disclose the percentage of total gas revenues from four customers, each of which accounted for 10% or more of total revenue. Please clarify whether the percentages are based on total revenue or revenue from natural gas sales.

Exhibit, page II-2

38. Please revise your description of Exhibit 10.1 to better reflect that it is an amendment of your credit agreement.

General

        Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

        Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

    As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

    You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

                                          Sincerely,

                                          /s/ Dietrich King for

                                          Mara L. Ransom
                                          Assistant Director